14041671

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68918

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DEFcom Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6817 Deloache Ave

(No. and Street)

Dallas	Texas	75225
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Travis Wolff, LLP

(Name – *if individual, state last, first, middle name*)

15950 N. Dallas Parkway, Suite 600	**Dallas**	**Texas**	**75248**
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 18 2014
DIVISION OF TRADING & MARKETS

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Douglas E Ferber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DEFCOM ADVISORS, LLC, as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO/CCO

Title

Notary Public

DOUGLAS J. SIMMONS
Notary Public
STATE OF TEXAS
My Comm. Exp. 10-30-17

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

DEFcom Advisors, LLC

Financial Statements
with
Supplemental Information
and
Independent Auditors' Report

Year Ended December 31, 2013

DEFcom Advisors, LLC

Table of Contents

	Page
Independent Auditors' Report	1 - 2
Financial Statements:	
Statement of Financial Condition	3
Statement of Income and Changes in Member's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 8
Supplemental Information	
Schedule I - Computations of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	9
Schedule II - Computation of Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	10
Report on Internal Control	11 - 13

TravisWolff
Independent Advisors & Accountants

15950 N. Dallas Parkway, Suite 600
Dallas, Texas 75248
t 972.661.1843 f 972.490.4120

INDEPENDENT AUDITORS' REPORT

To the Managing Member
DEFcom Advisors, LLC
Dallas, Texas

We have audited the accompanying financial statements of DEFcom Advisors, LLC (the Company), which are comprised of the statement of financial condition as of December 31, 2013, and the related statements of income and changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of DEFcom Advisors, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the basic financial statements. This information has been subjected to the auditing procedures applied in our audits of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the basic financial statements or to the basic financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Travis Wolff, LLP

Certified Public Accountants
February 5, 2014
Dallas, Texas

DEFcom Advisors, LLC

Statement of Financial Condition
December 31, 2013

ASSETS		
Current assets:		
Cash and cash equivalents	$	154,771
Other receivable		1,211
Prepaid expenses		660
Total assets	$	156,642
LIABILITIES AND MEMBER'S EQUITY		
Current liabilities:		
Accounts payable	$	807
Accrued expenses		4,060
Total current liabilities		4,867
Commitments and contingencies (Note 2)		
Member's equity		151,775
Total liabilities and member's equity	$	156,642

See accompanying notes to financial statements.

DEFcom Advisors, LLC

Statement of Income and Changes in Member's Equity
December 31, 2013

Revenues:		
Fee and service revenue	$	167,975
Expense reimbursements		1,211
		169,186
Operating expenses:		
General and administrative expenses		22,253
Professional expenses		15,658
Dues and subscription expense		1,259
Regulatory expenses		1,308
Insurance expense		576
		41,054
Net income	$	128,132
Member's equity, beginning balance		113,643
Member distributions		(90,000)
Member's equity, ending balance	$	151,775

See accompanying notes to financial statements.

DEFcom Advisors, LLC

Statement of Cash Flows
December 31, 2013

Cash flows from operating activities		
Net income	$	128,132
Adjustment to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable		9,514
Accounts payable		526
Accrued expenses		4,060
Net cash provided by operating activities		142,232
Cash flows used in financing activities		
Distributions to member		(90,000)
Increase in cash and cash equivalents		52,232
Cash and cash equivalents, beginning of year		102,539
Cash and cash equivalents, end of year	$	154,771

See accompanying notes to financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

DEFcom Advisors, LLC, a Texas Limited Liability Company formed in 2011, (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Company provides merger and acquisition advisory services and investment banking services that may include the private placement and transfer of securities. The Company does not hold or receive customer funds or securities.

Substantially all of the Company's business is conducted with customers located in the United States.

In preparing the accompanying financial statements, the Company has reviewed, as determined necessary by the Company's management, events that have occurred after December 31, 2013, through the date the financial statements were available to be issued, February 5, 2014.

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Cash equivalents
For purposes of reporting cash flows, the Company has defined cash equivalents as highly-liquid investments with maturities of less than ninety days when purchased.

Fee and service revenue
Fee and service revenue result primarily from raising capital and financial advisory services surrounding mergers and acquisitions for privately owned companies and divisions of public companies. Such fees are recognized as projects are completed or as revenue is earned.

Note 1 - Nature of Business and Summary of Significant Accounting Policies - (Continued)

Income taxes

The Company has elected to be treated as a Partnership under the Internal Revenue Code. The member is taxed on the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

At December 31, 2013, there were no uncertain tax positions. The Company is no longer subject to tax examinations by tax authorities for years prior to 2010 as of December 31, 2013. Interest and penalties related to uncertain tax positions are recognized in income tax expense. As of December 31, 2013, no interest or penalties related to uncertain tax positions had been accrued.

Concentration of credit risk and significant customers

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant risk on cash.

The Company has one customer that accounted for 95% of annual revenues during the year ended December 31, 2013.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements and Contingencies

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2013, the Company had net capital of $149,904, and a net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0 to 1 at December 31, 2013. The Securities and Exchange Commission permits a ratio of not greater than 15 to 1.

Note 3 - Liabilities Subordinated to Claims of General Creditors

As of December 31, 2013, there were no liabilities subordinated to claims of general creditors.

Note 4 - Information Relating to Possession or Controls Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i) by not holding customer funds or safekeeping customer securities.

SUPPLEMENTAL INFORMATION

DEFcom Avisors, LLC

Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
Year Ended December 31, 2013

Net capital

Total members' capital	$	151,775
Less nonallowable assets		1,871
Net capital	$	149,904

Aggregate indebtedness

Aggregate indebtedness liabilities	$	4,867

Computations of basic net capital requirement

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$	324
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	5,000
Net capital in excess of required minimum	$	144,904
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum dollar net capital requirement	$	143,904
Percentage of aggregate indebtedness to net capital		3.25%

Note: The above computations do not differ materially from the computations of net capital under Rule 15c3-1 filed by the Company with the Financial Industry Regulatory Authority as of December 31, 2013.

See independent auditors' report.

DEFcom Avisors, LLC

Schedule II
Computation of Determination of Reserve
Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
Year Ended December 31, 2013

The Company is exempt from Rule 15c3-3 pursuant to the provisions of Section (k)(2)(i). The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

See independent auditors' report.

TravisWolff
Independent Advisors & Accountants

15950 N. Dallas Parkway, Suite 600
Dallas, Texas 75248
t 972.661.1843 f 972.490.4120

REPORT ON INTERNAL CONTROL

To the Managing Member
DEFcom Advisors, LLC
Dallas, Texas

In planning and performing our audit of the financial statements of DEFcom Advisors, LLC (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control), in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemption provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described above and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Managing Member, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchanges Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Travis Wolff, LLP

Certified Public Accountants
February 5, 2014
Dallas, Texas